

May 27, 2014

Via E-mail
Douglas F. Bauer
Chief Executive Officer
Tri Pointe Homes, Inc.
19520 Jamboree Road, Suite 200
Irvine, CA 92612

>        **Re:     Tri Pointe Homes, Inc.**
>                 **Form 10-K for Fiscal Year Ended December 31, 2012**
>                 **Form 10-K for Fiscal Year Ended December 31, 2013**
>                 **File No. 001-35796**

Dear Mr. Bauer:

    We completed our review of your filings on May 22, 2014.  We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.  We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                                    Sincerely,

                                    /s/ Terence O'Brien

                                    Accounting Branch Chief
                                    Terence O'Brien

cc:  Via E-mail
     Michael Flynn, Esq.
     Brian J. Lane, Esq.
     Keith P. Bishop, Esq.